wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

August 26th 2005

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

dw 8/30

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

Yours faithfully

Lucy Elliott

p.p. **Fiona Murdoch**
Internal Legal Adviser

Enclosures

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between July 29th and Aug 25th 2005 (inclusive)

   Notifications of director/PDMR shareholding

2. Documents filed with Registrar of Companies for Scotland

   Returns of allotments of shares (Forms 88(2))

Regulatory Announcement

Go to market news section

Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	13:07 03-Aug-05
Number	6819P

RNS Number:6819P
Wolfson Microelectronics PLC
03 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (III) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/ director

   JOHN M URWIN

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above in respect of a non-beneficial interest3

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JOHN M URWIN

8. State the nature of the transaction

EXERCISE OF OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

250,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.22%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

20 PENCE PER SHARE

14. Date and place of transaction

2nd AUGUST 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

771,703 ORDINARY SHARES REPRESENTING 0.69% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

2nd AUGUST 2005

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

FIONA MURDOCH - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification
Fiona Murdoch, Company Secretary

Date of notification : 3rd August 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Companies House

— for the record —

88(2)(ef)

Return of Allotment of Shares

XLILJ7IT

Received for filing in Electronic Format on the: **03/08/2005**

Company Number **SC089839**

Company Name in full: **WOLFSON MICROELECTRONICS PLC**

Shares Allotted (including bonus shares)

Date or period during which shares were allocated From **03/08/2005**

Class of shares **ORDINARY**
Currency **GBP**

Number allotted **275000**
Nominal value of each share **.001**

No shares allocated other than for cash

Names, addresses and share details of the allottees

Name **FRANK LAVETY**
Address: **5 KEATS PARK**
BOTHWELL
LANARKSHIRE
UK G71 8TG

Class of shares allotted **ORDINARY**
Number allotted **25000**

Name **JOHN URWIN**
Address: **37 LONG CROOK**
SOUTH QUEENSFERRY
WEST LOTHIAN
UK EH30 9XR

Class of shares allotted **ORDINARY**
Number allotted **250000**

Authorisation

Authoriser Designation: **DIRECTOR** *Date Authorised:* **03/08/2005** *Authenticated:* **Yes (SC)**